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Exhibit 12.1

Penn National Gaming, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio)

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Earnings, as defined:
Income from continuning operations before provision for income taxes	$10,510	$17,514	$36,366	$49,794	$83,163	$21,532	$28,367
Less income from equity investee	(1,098)	(2,322)	(2,531)	(1,965)	(1,825)	(588)	(460)
Add:
Interest expense	8,667	19,089	43,652	40,068	93,245	16,352	25,698
Estimate of interest included in rental expense	432	1,178	1,332	1,733	2,200	556	582
Writeoff of deferred financing fees	—	11,198	—	7,924	1,310	1,310	—
Amortization of capitalized debt costs and premium on debt	946	1,555	2,444	2,036	4,247	758	1,423
Distributed income of equity investee	—	511	2,928	—	790	—	3,112

Earnings as defined	$19,457	$48,723	$84,191	$99,590	$183,130	$39,920	$58,722

Fixed Charges
Interest expense	$8,667	$19,089	$43,652	$40,068	$93,245	$16,352	$25,698
Estimate of interest included in rental expense	432	1,178	1,332	1,733	2,200	556	582
Writeoff of deferred financing fees	—	11,198	—	7,924	1,310	1,310	—
Amortization of capitalized debt cost and premium on debt	946	1,555	2,444	2,036	4,247	758	1,423
Capitalized interest	—	229	500	1,610	305	30	—

Total fixed charges	$10,045	$33,249	$47,928	$53,371	$101,307	$19,006	$27,703

Ratio of earnings to fixed charges	2.1	1.5	1.8	1.9	1.8	2.1	2.1

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  Exhibit 12.1
Penn National Gaming, Inc. Computation of Ratio of Earnings to Fixed Charges (In Thousands, Except Ratio)